Exhibit 99.3

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Periods Ended June 30, 2026
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended June 30, 2026

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended June 30,
($ millions, except per share amounts)

		Three Months Ended		Six Months Ended
	Notes	2026	2025	2026	2025

Revenues	1	17,427	12,319	29,783	25,618
Expenses	1
Purchased Product, Transportation and Blending		10,046	8,541	16,674	17,411
Operating		1,393	1,748	2,868	3,377
(Gain) Loss on Risk Management	19	64	(92)	73	(77)
Depreciation, Depletion, Amortization and Exploration Expense	9,10,11	1,489	1,187	2,972	2,506
(Income) Loss From Equity-Accounted Affiliates		(46)	(43)	(61)	(36)
General and Administrative		218	153	629	350
Finance Costs, Net	5	181	114	375	250
Integration, Transaction and Other Costs	4	36	77	68	79
Foreign Exchange (Gain) Loss, Net	6	163	(353)	342	(353)
(Gain) Loss on Divestiture of Assets		(4)	(3)	(90)	(3)
Other (Income) Loss, Net		(55)	(26)	(93)	(32)
Earnings (Loss) Before Income Tax		3,942	1,016	6,026	2,146
Income Tax Expense (Recovery)	7	1,072	165	1,586	436
Net Earnings (Loss)		2,870	851	4,440	1,710

Other Comprehensive Income (Loss), Net of Tax	16
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits		4	6	8	8
Change in the Fair Value of Equity Instruments at FVOCI (1)	19	3	(2)	4	(4)
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		265	(662)	509	(672)
Total Other Comprehensive Income (Loss), Net of Tax		272	(658)	521	(668)
Comprehensive Income (Loss)		3,142	193	4,961	1,042

Net Earnings (Loss) Per Common Share ($)	8
Basic		1.54	0.47	2.38	0.94
Diluted		1.53	0.45	2.37	0.92

(1)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	3

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

		June 30,	December 31,
	Notes	2026	2025

Assets
Current Assets
Cash and Cash Equivalents		3,170	2,740
Accounts Receivable and Accrued Revenues		4,411	3,435
Income Tax Receivable		36	366
Inventories		4,359	3,349
Total Current Assets		11,976	9,890
Restricted Cash		280	256
Exploration and Evaluation Assets, Net	1,9	598	575
Property, Plant and Equipment, Net	1,10	44,967	45,260
Right-of-Use Assets, Net	1,11	2,056	2,153
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates		292	295
Other Assets		582	464
Deferred Income Taxes		1,430	1,594
Goodwill	1	2,912	2,912
Total Assets		65,118	63,424

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		6,019	5,847
Income Tax Payable		952	98
Lease Liabilities	11	383	369
Total Current Liabilities		7,354	6,314
Long-Term Debt	12	8,558	11,032
Lease Liabilities	11	2,690	2,806
Decommissioning Liabilities	13	4,939	4,872
Other Liabilities	14	1,429	889
Deferred Income Taxes		5,934	5,873
Total Liabilities		30,904	31,786
Shareholders’ Equity		34,198	31,622
Non-Controlling Interest		16	16
Total Liabilities and Equity		65,118	63,424

Commitments and Contingencies	22

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	4

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Treasury Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 15)	(Note 15)	(Note 15)	(Note 15)			(Note 16)

As at December 31, 2024	15,659	(43)	356	12	944	10,513	2,313	29,754
Net Earnings (Loss)	—	—	—	—	—	1,710	—	1,710
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	(668)	(668)
Total Comprehensive Income (Loss)	—	—	—	—	—	1,710	(668)	1,042
Common Shares Issued Under Stock Option Plans	9	—	—	—	(2)	—	—	7
Purchase of Common Shares Under NCIB (2)	(173)	—	—	—	(190)	—	—	(363)
Purchase of Common Shares Under Employee Benefit Plan	—	(73)	—	—	—	—	—	(73)
Common Shares Issued Under Employee Benefit Plan	—	82	—	—	(6)	—	—	76
Preferred Shares Redeemed	—	—	(243)	—	(107)	—	—	(350)
Warrants Exercised	4	—	—	(1)	—	—	—	3
Stock-Based Compensation Expense	—	—	—	—	7	—	—	7
Base Dividends on Common Shares	—	—	—	—	—	(691)	—	(691)
Dividends on Preferred Shares	—	—	—	—	—	(10)	—	(10)
As at June 30, 2025	15,499	(34)	113	11	646	11,522	1,645	29,402

As at December 31, 2025	18,599	(116)	113	4	298	12,323	401	31,622
Net Earnings (Loss)	—	—	—	—	—	4,440	—	4,440
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	521	521
Total Comprehensive Income (Loss)	—	—	—	—	—	4,440	521	4,961
Common Shares Issued Under Stock Option Plans	73	—	—	—	(14)	—	—	59
Purchase of Common Shares Under NCIB (2)	(373)	—	—	—	—	(1,002)	—	(1,375)
Purchase of Common Shares Under Employee Benefit Plan	—	(109)	—	—	—	—	—	(109)
Common Shares Issued Under Employee Benefit Plan	—	87	—	—	—	32	—	119
Preferred Shares Redeemed	—	—	(113)	—	—	(187)	—	(300)
Warrants Exercised	5	—	—	(2)	—	—	—	3
Warrants Expired	—	—	—	(2)	—	2	—	—
Stock-Based Compensation Expense	—	—	—	—	8	—	—	8
Base Dividends on Common Shares	—	—	—	—	—	(788)	—	(788)
Dividends on Preferred Shares	—	—	—	—	—	(2)	—	(2)
As at June 30, 2026	18,304	(138)	—	—	292	14,818	922	34,198

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”). Includes taxes payable on purchase of shares.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the periods ended June 30,
($ millions)

		Three Months Ended		Six Months Ended
	Notes	2026	2025	2026	2025

Operating Activities
Net Earnings (Loss)		2,870	851	4,440	1,710
Depreciation, Depletion and Amortization	10,11	1,485	1,184	2,956	2,498
Deferred Income Tax Expense (Recovery)	7	301	(127)	268	(193)
Unrealized (Gain) Loss on Risk Management	19	(19)	(69)	(20)	(46)
Unrealized Foreign Exchange (Gain) Loss	6	237	(420)	417	(401)
(Gain) Loss on Divestiture of Assets		(4)	(3)	(90)	(3)
Unwinding of Discount on Decommissioning Liabilities	13	64	58	128	116
(Income) Loss From Equity-Accounted Affiliates		(46)	(43)	(61)	(36)
Distributions Received From Equity-Accounted Affiliates		43	58	65	83
Stock-Based Compensation, Net of Payments		46	12	256	19
Other		9	18	4	(16)
Settlement of Decommissioning Liabilities	13	(39)	(68)	(92)	(104)
Net Change in Non-Cash Working Capital	21	689	923	(454)	62
Cash From (Used in) Operating Activities		5,636	2,374	7,817	3,689

Investing Activities
Acquisitions, Net of Cash Acquired		(5)	(129)	(15)	(229)
Capital Investment	1	(1,200)	(1,164)	(2,370)	(2,393)
Proceeds From Divestitures		72	13	171	13
Net Change in Investments and Other		(22)	(17)	(10)	(13)
Net Change in Non-Cash Working Capital	21	(12)	(78)	(13)	(101)
Cash From (Used in) Investing Activities		(1,167)	(1,375)	(2,237)	(2,723)

Net Cash Provided (Used) Before Financing Activities		4,469	999	5,580	966

Financing Activities	21
Net Issuance (Repayment) of Short-Term Borrowings		—	(84)	—	66
Repayment of Long-Term Debt	12	(2,200)	—	(2,700)	(12)
Principal Repayment of Leases	11	(88)	(94)	(178)	(177)
Net Proceeds (Repayments) on Repurchase Agreements		(164)	(72)	130	228
Common Shares Issued Under Stock Option Plans		15	4	59	7
Purchase of Common Shares Under NCIB	15	(1,019)	(301)	(1,375)	(363)
Purchase of Common Shares Under Employee Benefit Plan	15	(58)	(15)	(109)	(73)
Redemption of Preferred Shares	15	—	(150)	(300)	(350)
Proceeds From Exercise of Warrants		—	2	3	3
Dividends Paid	8	(411)	(368)	(790)	(701)
Cash From (Used in) Financing Activities		(3,925)	(1,078)	(5,260)	(1,372)

Effect of Foreign Exchange on Cash and Cash Equivalents		51	(126)	110	(124)
Increase (Decrease) in Cash and Cash Equivalents		595	(205)	430	(530)
Cash and Cash Equivalents, Beginning of Period		2,575	2,768	2,740	3,093
Cash and Cash Equivalents, End of Period		3,170	2,563	3,170	2,563

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	6

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas in Alberta and British Columbia in the Edson, Clearwater and Rainbow Lake operating areas, in addition to the Northern Corridor, which includes Elmworth and Wapiti. The segment also includes interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in the east coast of Canada and the Asia Pacific region, representing China and the equity-accounted investment in Husky-CNOOC Madura Limited (“HCML”), which is engaged in the exploration for, and production of, NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries. On September 30, 2025, Cenovus divested its entire 50 percent interest in the jointly-owned Wood River and Borger refineries held through WRB Refining LP (“WRB”) with operator Phillips 66. The U.S. Refining segment included the WRB results up to the date of divestiture. Cenovus markets its own and third-party refined products.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate-related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026
A) Results of Operations – Segment and Operational Information

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2026	2025	2026	2025	2026	2025	2026	2025
Gross Sales
External Sales	10,417	4,793	429	281	510	335	11,356	5,409
Intersegment Sales	2,398	1,717	477	268	—	—	2,875	1,985
	12,815	6,510	906	549	510	335	14,231	7,394
Royalties	(1,600)	(589)	(37)	(12)	(24)	(20)	(1,661)	(621)
Revenues	11,215	5,921	869	537	486	315	12,570	6,773
Expenses
Purchased Product	1,530	856	548	255	(4)	—	2,074	1,111
Transportation and Blending	4,497	2,535	78	83	7	3	4,582	2,621
Operating	759	700	104	115	108	81	971	896
Realized (Gain) Loss on Risk Management	29	8	(1)	—	—	—	28	8
Operating Margin	4,400	1,822	140	84	375	231	4,915	2,137
Unrealized (Gain) Loss on Risk Management	57	16	—	(1)	—	—	57	15
Depreciation, Depletion and Amortization	1,062	749	134	117	106	93	1,302	959
Exploration Expense	3	2	—	—	1	1	4	3
(Income) Loss From Equity- Accounted Affiliates	(28)	(38)	—	1	(18)	(7)	(46)	(44)
Segment Income (Loss)	3,306	1,093	6	(33)	286	144	3,598	1,204

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended June 30,	2026	2025	2026	2025	2026	2025
Gross Sales
External Sales	1,185	1,076	6,547	6,455	7,732	7,531
Intersegment Sales	423	212	2	—	425	212
	1,608	1,288	6,549	6,455	8,157	7,743
Royalties	—	—	—	—	—	—
Revenues	1,608	1,288	6,549	6,455	8,157	7,743
Expenses
Purchased Product	1,279	1,040	5,384	5,838	6,663	6,878
Transportation and Blending	—	—	—	—	—	—
Operating	147	141	358	806	505	947
Realized (Gain) Loss on Risk Management	—	—	36	(11)	36	(11)
Operating Margin	182	107	771	(178)	953	(71)
Unrealized (Gain) Loss on Risk Management	—	—	(32)	—	(32)	—
Depreciation, Depletion and Amortization	45	52	113	149	158	201
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	137	55	690	(327)	827	(272)

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026

	Corporate and Eliminations		Consolidated
For the three months ended June 30,	2026	2025	2026	2025
Gross Sales
External Sales	—	—	19,088	12,940
Intersegment Sales	(3,300)	(2,197)	—	—
	(3,300)	(2,197)	19,088	12,940
Royalties	—	—	(1,661)	(621)
Revenues	(3,300)	(2,197)	17,427	12,319
Expenses
Purchased Product	(3,069)	(1,908)	5,668	6,081
Transportation and Blending	(204)	(161)	4,378	2,460
Purchased Product, Transportation and Blending	(3,273)	(2,069)	10,046	8,541
Operating	(83)	(95)	1,393	1,748
Realized (Gain) Loss on Risk Management	19	(20)	83	(23)
Unrealized (Gain) Loss on Risk Management	(44)	(84)	(19)	(69)
Depreciation, Depletion and Amortization	25	24	1,485	1,184
Exploration Expense	—	—	4	3
(Income) Loss From Equity-Accounted Affiliates	—	1	(46)	(43)
Segment Income (Loss)	56	46	4,481	978
General and Administrative	218	153	218	153
Finance Costs, Net	181	114	181	114
Integration, Transaction and Other Costs	36	77	36	77
Foreign Exchange (Gain) Loss, Net	163	(353)	163	(353)
(Gain) Loss on Divestiture of Assets	(4)	(3)	(4)	(3)
Other (Income) Loss, Net	(55)	(26)	(55)	(26)
	539	(38)	539	(38)
Earnings (Loss) Before Income Tax			3,942	1,016
Income Tax Expense (Recovery)			1,072	165
Net Earnings (Loss)			2,870	851

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026

	Upstream
For the six months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2026	2025	2026	2025	2026	2025	2026	2025
Gross Sales
External Sales	17,309	10,697	997	724	1,059	786	19,365	12,207
Intersegment Sales	4,290	3,670	946	769	—	—	5,236	4,439
	21,599	14,367	1,943	1,493	1,059	786	24,601	16,646
Royalties	(2,540)	(1,450)	(55)	(32)	(49)	(45)	(2,644)	(1,527)
Revenues	19,059	12,917	1,888	1,461	1,010	741	21,957	15,119
Expenses
Purchased Product	2,147	1,488	1,171	790	—	—	3,318	2,278
Transportation and Blending	7,780	5,686	163	173	14	9	7,957	5,868
Operating	1,585	1,377	214	242	219	170	2,018	1,789
Realized (Gain) Loss on Risk Management	52	—	(11)	(1)	—	—	41	(1)
Operating Margin	7,495	4,366	351	257	777	562	8,623	5,185
Unrealized (Gain) Loss on Risk Management	(33)	9	4	(1)	—	—	(29)	8
Depreciation, Depletion and Amortization	2,089	1,583	268	237	235	223	2,592	2,043
Exploration Expense	4	6	—	—	12	2	16	8
(Income) Loss From Equity- Accounted Affiliates	(28)	(38)	(1)	1	(33)	(15)	(62)	(52)
Segment Income (Loss)	5,463	2,806	80	20	563	352	6,106	3,178

	Downstream
	Canadian Refining		U.S. Refining		Total
For the six months ended June 30,	2026	2025	2026	2025	2026	2025
Gross Sales
External Sales	2,295	2,061	10,767	12,877	13,062	14,938
Intersegment Sales	720	509	2	1	722	510
	3,015	2,570	10,769	12,878	13,784	15,448
Royalties	—	—	—	—	—	—
Revenues	3,015	2,570	10,769	12,878	13,784	15,448
Expenses
Purchased Product	2,339	2,116	8,702	11,844	11,041	13,960
Transportation and Blending	—	—	—	—	—	—
Operating	293	279	738	1,522	1,031	1,801
Realized (Gain) Loss on Risk Management	—	—	25	(5)	25	(5)
Operating Margin	383	175	1,304	(483)	1,687	(308)
Unrealized (Gain) Loss on Risk Management	—	—	(2)	(8)	(2)	(8)
Depreciation, Depletion and Amortization	90	99	225	307	315	406
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	293	76	1,081	(782)	1,374	(706)

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026

	Corporate and Eliminations		Consolidated
For the six months ended June 30,	2026	2025	2026	2025
Gross Sales
External Sales	—	—	32,427	27,145
Intersegment Sales	(5,958)	(4,949)	—	—
	(5,958)	(4,949)	32,427	27,145
Royalties	—	—	(2,644)	(1,527)
Revenues	(5,958)	(4,949)	29,783	25,618
Expenses
Purchased Product	(5,198)	(4,278)	9,161	11,960
Transportation and Blending	(444)	(417)	7,513	5,451
Purchased Product, Transportation and Blending	(5,642)	(4,695)	16,674	17,411
Operating	(181)	(213)	2,868	3,377
Realized (Gain) Loss on Risk Management	27	(25)	93	(31)
Unrealized (Gain) Loss on Risk Management	11	(46)	(20)	(46)
Depreciation, Depletion and Amortization	49	49	2,956	2,498
Exploration Expense	—	—	16	8
(Income) Loss From Equity-Accounted Affiliates	1	16	(61)	(36)
Segment Income (Loss)	(223)	(35)	7,257	2,437
General and Administrative	629	350	629	350
Finance Costs, Net	375	250	375	250
Integration, Transaction and Other Costs	68	79	68	79
Foreign Exchange (Gain) Loss, Net	342	(353)	342	(353)
(Gain) Loss on Divestiture of Assets	(90)	(3)	(90)	(3)
Other (Income) Loss, Net	(93)	(32)	(93)	(32)
	1,231	291	1,231	291
Earnings (Loss) Before Income Tax			6,026	2,146
Income Tax Expense (Recovery)			1,586	436
Net Earnings (Loss)			4,440	1,710
B) External Sales by Product

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2026	2025	2026	2025	2026	2025	2026	2025
Crude Oil	9,937	4,341	206	71	214	72	10,357	4,484
Natural Gas and Other	43	86	161	163	205	201	409	450
NGLs (1)	437	366	62	47	91	62	590	475
External Sales	10,417	4,793	429	281	510	335	11,356	5,409

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended June 30,	2026	2025	2026	2025	2026	2025
Gasoline	90	62	3,207	3,199	3,297	3,261
Distillates (2)	467	346	2,474	2,322	2,941	2,668
Synthetic Crude Oil	340	402	—	—	340	402
Asphalt	116	130	185	241	301	371
Other Products and Services	172	136	681	693	853	829
External Sales	1,185	1,076	6,547	6,455	7,732	7,531
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026

	Upstream
For the six months ended	Oil Sands		Conventional		Offshore		Total
June 30,	2026	2025	2026	2025	2026	2025	2026	2025
Crude Oil	16,541	9,764	315	109	461	218	17,317	10,091
Natural Gas and Other	209	164	559	467	427	429	1,195	1,060
NGLs (1)	559	769	123	148	171	139	853	1,056
External Sales	17,309	10,697	997	724	1,059	786	19,365	12,207

	Downstream
	Canadian Refining		U.S. Refining		Total
For the six months ended June 30,	2026	2025	2026	2025	2026	2025
Gasoline	145	111	5,177	6,313	5,322	6,424
Distillates (2)	888	702	4,146	4,807	5,034	5,509
Synthetic Crude Oil	765	806	—	—	765	806
Asphalt	161	200	309	435	470	635
Other Products and Services	336	242	1,135	1,322	1,471	1,564
External Sales	2,295	2,061	10,767	12,877	13,062	14,938
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.
C) Geographical Information

	Revenues (1)
	Three Months Ended		Six Months Ended
For the periods ended June 30,	2026	2025	2026	2025
Canada	10,576	5,388	18,177	11,572
United States	6,581	6,688	11,062	13,521
China	270	243	544	525
Consolidated	17,427	12,319	29,783	25,618
(1)Revenues from external customers by country are classified based on the jurisdiction in which the selling entities are located.

	Non-Current Assets (1)
	June 30,	December 31,
As at	2026	2025
Canada	47,336	47,641
United States	2,536	2,514
China	848	939
Indonesia	204	203
Consolidated	50,924	51,297
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
As at	2026	2025	2026	2025	2026	2025
Oil Sands	595	568	33,819	34,149	1,178	1,204
Conventional	—	—	2,146	2,202	36	44
Offshore	3	7	4,106	4,008	157	180
Canadian Refining	—	—	2,430	2,452	51	50
U.S. Refining	—	—	2,270	2,238	277	287
Corporate and Eliminations	—	—	196	211	357	388
Consolidated	598	575	44,967	45,260	2,056	2,153

	Goodwill		Total Assets
	June 30,	December 31,	June 30,	December 31,
As at	2026	2025	2026	2025
Oil Sands	2,912	2,912	43,328	42,505
Conventional	—	—	2,467	2,579
Offshore	—	—	4,870	4,756
Canadian Refining	—	—	3,034	2,831
U.S. Refining	—	—	5,385	4,698
Corporate and Eliminations	—	—	6,034	6,055
Consolidated	2,912	2,912	65,118	63,424
E) Capital Expenditures (1)

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2026	2025	2026	2025
Capital Investment
Oil Sands	821	644	1,672	1,407
Conventional	108	73	201	195
Offshore
Atlantic	106	253	225	480
Asia Pacific	28	17	51	31
Total Upstream	1,063	987	2,149	2,113

Canadian Refining	52	28	76	50
U.S. Refining	82	146	140	223
Total Downstream	134	174	216	273

Corporate and Eliminations	3	3	5	7
	1,200	1,164	2,370	2,393
Acquisitions
Oil Sands	4	136	7	228
Conventional	—	33	1	33
	4	169	8	261
Total Capital Expenditures	1,204	1,333	2,378	2,654
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”. These interim Consolidated Financial Statements were prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2025, except for income taxes. Income taxes on earnings or loss in the interim period are accrued using the income tax rate that would be applicable to the expected annual earnings or loss.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements were condensed. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2025, which were prepared in accordance with IFRS Accounting Standards.
These interim Consolidated Financial Statements were approved by the Board of Directors effective July 28, 2026.

3. UPDATES TO ACCOUNTING POLICIES
A) Adoption of Amendments to Financial Instruments
Effective January 1, 2026, the Company adopted the amendments to IFRS 9, “Financial Instruments” (“IFRS 9”) and IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”). The amendments clarify the derecognition of financial liabilities and the classification of certain financial assets. The adoption of the amendments to IFRS 9 and IFRS 7 did not have a material impact on the Company’s Consolidated Financial Statements.
B) Recent Accounting Pronouncements
On April 9, 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which will replace International Accounting Standard 1, “Presentation of Financial Statements”. IFRS 18 will establish a revised structure for the Consolidated Statements of Comprehensive Income (Loss), including new defined subtotals, enhanced principles on aggregation and disaggregation, and additional disclosure requirements related to management-defined performance measures (“MPMs”). The objective of the standard is to improve comparability across entities and reporting periods. IFRS 18 will not impact recognition or measurement of income and expenses.
Cenovus has executed a parallel system environment to reflect the new presentation requirements. The changes will primarily reflect a re-mapping of line items on the Consolidated Statements of Comprehensive Income (Loss) to newly defined categories. Items such as foreign exchange gains and losses will require segregation. The primary impact on the Consolidated Statements of Cash Flows will be the movement of certain finance costs from operating activities to financing activities. The Company has also identified Operating Margin as an MPM. The Company will continue to evaluate the impacts until adoption on January 1, 2027. The standard will be applied retrospectively, with certain transition provisions.

4. MEG ENERGY CORP. ACQUISITION
On November 13, 2025, Cenovus completed the acquisition of MEG Energy Corp. (“MEG”) through a plan of arrangement (the “MEG Acquisition”), pursuant to which Cenovus acquired all the issued and outstanding common shares of MEG, other than common shares of MEG already owned by Cenovus, for total purchase consideration of $7.1 billion, consisting of $3.4 billion in cash, 143.9 million Cenovus common shares and $32 million of assumed stock-based compensation. The MEG Acquisition provided Cenovus with additional oil sands assets that are directly adjacent to the Company’s Christina Lake asset and are reported under the Christina Lake results in the Oil Sands segment.
The preliminary purchase price allocation was based on Management’s best estimate of the assets acquired and liabilities assumed. The Company will finalize the value of net assets acquired by November 13, 2026, and adjustments to initial estimates, including goodwill, may be required. No adjustments were made to the preliminary purchase price allocation as at June 30, 2026. For further details, see Note 4 of the annual Consolidated Financial Statements for the year ended December 31, 2025.
For the three and six months ended June 30, 2026, integration and transaction costs related to the MEG Acquisition of $10 million and $22 million, respectively, were recognized in net earnings (loss).

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026

5. FINANCE COSTS, NET

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2026	2025	2026	2025
Interest Expense – Short-Term Borrowings and Long-Term Debt	118	77	241	156
Interest Expense – Lease Liabilities (Note 11)	44	40	90	83
Unwinding of Discount on Decommissioning Liabilities (Note 13)	64	58	128	116
Other	3	10	15	16
Capitalized Interest	(27)	(21)	(52)	(38)
Finance Costs	202	164	422	333
Interest Income	(21)	(50)	(47)	(83)
	181	114	375	250

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended			Six Months Ended
For the periods ended June 30,	2026	2025		2026	2025
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt	116	(278)	Other	216	(283)
Other	121	(142)		201	(118)
Unrealized Foreign Exchange (Gain) Loss	237	(420)		417	(401)
Realized Foreign Exchange (Gain) Loss	(74)	67		(75)	48
	163	(353)		342	(353)

7. INCOME TAXES

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2026	2025	2026	2025
Current Tax
Canada	674	224	1,153	503
United States	35	—	41	—
Asia Pacific	54	57	108	102
Other International	8	11	16	24
Total Current Tax Expense (Recovery)	771	292	1,318	629
Deferred Tax Expense (Recovery)	301	(127)	268	(193)
	1,072	165	1,586	436

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026

8. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2026	2025	2026	2025
Net Earnings (Loss)	2,870	851	4,440	1,710
Effect of Cumulative Dividends on Preferred Shares	—	(4)	(2)	(10)
Net Earnings (Loss) – Basic	2,870	847	4,438	1,700
Effect of Stock-Based Compensation	(7)	(26)	—	(20)
Net Earnings (Loss) – Diluted	2,863	821	4,438	1,680

Basic – Weighted Average Number of Shares (thousands)	1,860,129	1,810,639	1,867,521	1,815,975
Dilutive Effect of Warrants	—	2,205	—	2,391
Dilutive Effect of Stock-Based Compensation	11,065	6,534	4,164	8,077
Diluted – Weighted Average Number of Shares (thousands)	1,871,194	1,819,378	1,871,685	1,826,443

Net Earnings (Loss) Per Common Share – Basic ($)	1.54	0.47	2.38	0.94
Net Earnings (Loss) Per Common Share – Diluted (1) ($)	1.53	0.45	2.37	0.92
(1)For the three and six months ended June 30, 2026, 11.2 million and 25.1 million, respectively, (three and six months ended June 30, 2025 — 8.9 million) common shares related to the assumed exercise of stock-based compensation were excluded from the calculation of dilutive net earnings (loss) per share as the effect was anti-dilutive.
B) Common Share Dividends
For the six months ended June 30, 2026, the Company paid dividends of $788 million or $0.42 per common share (2025 – $691 million or $0.38 per common share). The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On July 28, 2026, the Company’s Board of Directors declared a third quarter base dividend of $0.22 per common share, payable on September 29, 2026, to common shareholders of record as at September 15, 2026.
C) Preferred Share Dividends
For the six months ended June 30, 2026, the Company declared and paid preferred share dividends of $2 million (2025 – $10 million).

9. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2025	575
Acquisitions	3
Additions	24
Write-downs	(5)
Exchange Rate Movements and Other	1
As at June 30, 2026	598

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2025	65,567	275	7,147	1,959	74,948
Acquisitions	5	—	—	—	5
Additions	2,125	—	214	7	2,346
Change in Decommissioning Liabilities	13	—	—	—	13
Divestitures	(20)	—	—	(62)	(82)
Exchange Rate Movements and Other	94	—	167	10	271
As at June 30, 2026	67,784	275	7,528	1,914	77,501

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2025	25,208	143	2,834	1,503	29,688
Depreciation, Depletion and Amortization	2,493	3	263	37	2,796
Divestitures	(19)	—	—	(46)	(65)
Exchange Rate Movements and Other	31	—	87	(3)	115
As at June 30, 2026	27,713	146	3,184	1,491	32,534

CARRYING VALUE
As at December 31, 2025	40,359	132	4,313	456	45,260
As at June 30, 2026	40,071	129	4,344	423	44,967
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.

11. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2025	611	2,635	148	122	3,516
Additions	—	19	—	6	25
Modifications	1	22	—	—	23
Exchange Rate Movements and Other	(26)	42	7	(1)	22
As at June 30, 2026	586	2,718	155	127	3,586

ACCUMULATED DEPRECIATION
As at December 31, 2025	223	977	92	71	1,363
Depreciation	17	125	4	14	160
Exchange Rate Movements and Other	(17)	18	5	1	7
As at June 30, 2026	223	1,120	101	86	1,530

CARRYING VALUE
As at December 31, 2025	388	1,658	56	51	2,153
As at June 30, 2026	363	1,598	54	41	2,056
(1)Includes a pipeline, storage tanks, terminals, railcars, vessels, a natural gas processing plant and caverns.
(2)Includes assets in the commercial fuels business, fleet vehicles, camps and other equipment.

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026
B) Lease Liabilities

Total
As at December 31, 2025	3,175
Additions	24
Interest Expense (Note 5)	90
Lease Payments	(268)
Modifications	23
Exchange Rate Movements and Other	29
As at June 30, 2026	3,073
Less: Current Portion	383
Long-Term Portion	2,690

12. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings
As at June 30, 2026, the Company had uncommitted demand facilities of $1.5 billion (December 31, 2025 – $1.5 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at June 30, 2026, there were outstanding letters of credit aggregating to $369 million (December 31, 2025 – $341 million) and no direct borrowings (December 31, 2025 – $nil).
B) Long-Term Debt

	June 30,	December 31,
As at	2026	2025
Committed Credit Facility	—	—
Term Loan Facility	—	2,700
U.S. Dollar Denominated Senior Unsecured Notes (1)	6,104	5,887
Canadian Dollar Senior Unsecured Notes	2,450	2,450
Total Debt Principal	8,554	11,037
Debt Premiums (Discounts), Net, and Transaction Costs	4	(5)
Long-Term Debt	8,558	11,032
Less: Current Portion	—	—
Long-Term Portion	8,558	11,032
(1)Total U.S. dollar denominated unsecured notes as at June 30, 2026, was US$4.3 billion (December 31, 2025 — US$4.3 billion).
As at June 30, 2026, the Company had in place a committed credit facility that consists of a $3.3 billion tranche maturing on September 19, 2029, and a $2.2 billion tranche maturing on September 19, 2028. As at June 30, 2026, no amount was drawn on the credit facility (December 31, 2025 – $nil).
The committed credit facility may include Canadian Overnight Repo Rate Average loans, Secured Overnight Financing Rate loans, prime rate loans and U.S. Base Rate loans.
In the six months ended June 30, 2026, the Company fully repaid the $2.7 billion term loan facility. The term loan facility was subsequently cancelled.
As at June 30, 2026, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is below this limit.

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity and Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents, and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions, while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, steward working capital, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4.0 billion over the long-term at a West Texas Intermediate (“WTI”) price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices or the strengthening or weakening of the Canadian dollar relative to the U.S. dollar.
Net Debt to Adjusted Funds Flow

	June 30,	December 31,
As at	2026	2025
Current Portion of Long-Term Debt	—	—
Long-Term Portion of Long-Term Debt	8,558	11,032
Total Debt	8,558	11,032
Less: Cash and Cash Equivalents	(3,170)	(2,740)
Net Debt	5,388	8,292

Cash From (Used in) Operating Activities	12,356	8,228
(Add) Deduct:
Settlement of Decommissioning Liabilities	(268)	(280)
Net Change in Non-Cash Working Capital	(879)	(363)
Adjusted Funds Flow (1)	13,503	8,871

Net Debt to Adjusted Funds Flow (times)	0.4	0.9
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

	June 30,	December 31,
As at	2026	2025
Net Debt	5,388	8,292
Shareholders’ Equity	34,198	31,622
Capitalization	39,586	39,914

Net Debt to Capitalization (percent)	14	21

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026

13. DECOMMISSIONING LIABILITIES

Total
As at December 31, 2025	4,872
Liabilities Incurred	13
Liabilities Settled	(92)
Unwinding of Discount on Decommissioning Liabilities (Note 5)	128
Liabilities Divested	(3)
Exchange Rate Movements	21
As at June 30, 2026	4,939
As at June 30, 2026, the undiscounted amount of estimated future cash flows required to settle the obligation was discounted using a credit-adjusted risk-free rate of 5.5 percent (December 31, 2025 – 5.5 percent) and assumes an inflation rate of two percent (December 31, 2025 – two percent).

14. OTHER LIABILITIES

	June 30,	December 31,
As at	2026	2025
Renewable Volume Obligation, Net (1)	746	235
Pension and Other Post-Employment Benefit Plan	256	260
Employee Long-Term Incentives	201	169
Provisions for Onerous and Unfavourable Contracts	71	83
Other	155	142
	1,429	889
(1)The gross amounts of the renewable volume obligation and renewable identification numbers (“RINs”) asset were $1.7 billion and $962 million, respectively (December 31, 2025 – $853 million and $618 million, respectively).

15. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	June 30, 2026		December 31, 2025
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,883,400	18,599	1,825,038	15,659
Issued Under the MEG Acquisition, Net of Issuance Costs (Note 4)	—	—	143,935	3,667
Issued Upon Exercise of Warrants	536	5	2,471	24
Issued Under Stock Option Plans	3,314	73	1,394	20
Purchase of Common Shares Under NCIB	(37,740)	(373)	(89,438)	(771)
Outstanding, End of Period	1,849,510	18,304	1,883,400	18,599
As at June 30, 2026, there were 22.3 million common shares available for future issuance under the stock option plan.

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	20

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026
C) Normal Course Issuer Bid
On November 7, 2025, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 120.3 million common shares during the period from November 11, 2025, to November 10, 2026.
For the six months ended June 30, 2026, the Company purchased and cancelled 37.7 million common shares through the NCIB. The common shares were purchased at a volume weighted average price of $35.77 per common share for a total of $1.4 billion. Retained earnings was reduced by $1.0 billion, of which $977 million represents the excess of the purchase price of the common shares over their average carrying value and $25 million relates to share buyback tax.
From July 1, 2026, to July 24, 2026, the Company purchased an additional 5.6 million common shares for $213 million. As at July 24, 2026, the Company can further purchase up to 69.6 million common shares under the NCIB.
D) Treasury Shares
Cenovus has an employee benefit plan trust (the “Trust”). The Trust, through an independent trustee, acquires Cenovus’s common shares on the open market, which are held to satisfy the Company’s obligations under certain stock-based compensation plans.

	June 30, 2026		December 31, 2025
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	5,258	116	2,000	43
Purchased Under Employee Benefit Plan	3,300	109	7,100	155
Distributed Under Employee Benefit Plan	(3,774)	(87)	(3,842)	(82)
Outstanding, End of Period	4,784	138	5,258	116
E) Issued and Outstanding – Preferred Shares

	June 30, 2026		December 31, 2025
	Number of Preferred Shares (thousands)	Amount	Number of Preferred Shares (thousands)	Amount
Outstanding, Beginning of Year	12,000	113	26,000	356
Preferred Shares Redeemed	(12,000)	(113)	(14,000)	(243)
Outstanding, End of Period	—	—	12,000	113
On March 31, 2026, Cenovus exercised its right to redeem all 10.7 million of the Company’s series 1 preferred shares and all 1.3 million of the Company’s series 2 preferred shares. The preferred shares were redeemed at a price of $25.00 per share for a total of $300 million. Retained earnings was reduced by $187 million, representing the excess of the purchase price of the preferred shares over their carrying value.
F) Issued and Outstanding – Warrants

	June 30, 2026		December 31, 2025
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	1,172	4	3,643	12
Exercised	(536)	(2)	(2,471)	(8)
Expired	(636)	(2)	—	—
Outstanding, End of Period	—	—	1,172	4
The exercise price of the warrants was $6.54 per share. The warrants expired on January 1, 2026.

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Investments	Foreign Currency Translation Adjustment	Total
As at December 31, 2024	69	156	2,088	2,313
Other Comprehensive Income (Loss), Before Tax	10	(4)	(672)	(666)
Income Tax (Expense) Recovery	(2)	—	—	(2)
As at June 30, 2025	77	152	1,416	1,645

As at December 31, 2025	86	131	184	401
Other Comprehensive Income (Loss), Before Tax	11	4	509	524
Income Tax (Expense) Recovery	(3)	—	—	(3)
As at June 30, 2026	94	135	693	922

17. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include net settlement rights (“NSRs”), performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at June 30, 2026	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	10,142	3,781
Performance Share Units	7,606	—
Restricted Share Units	10,845	—
Deferred Share Units	2,059	2,059
The weighted average exercise price of NSRs outstanding as at June 30, 2026, was $22.85.

	Units Granted	Units Vested and Exercised/ Paid Out
For the six months ended June 30, 2026	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	2,686	3,317
Performance Share Units	2,395	2,152
Restricted Share Units	2,593	3,381
Deferred Share Units	365	164

	Weighted Average Exercise Price	Units Exercised
For the six months ended June 30, 2026	($/unit)	(thousands)
Stock Options With Associated Net Settlement Rights Exercised for Net Cash Payment	18.31	3,057
Stock Options With Associated Net Settlement Rights Exercised and Net Settled for Common Shares (1)	11.59	260
(1)NSRs were net settled for 257 thousand common shares.

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2026	2025	2026	2025
Stock Options With Associated Net Settlement Rights	4	3	8	6
Cenovus Replacement Stock Options	—	1	—	(1)
Performance Share Units	43	5	141	15
Restricted Share Units	18	7	131	21
Deferred Share Units	(7)	(2)	30	(1)
Stock-Based Compensation Expense (Recovery)	58	14	310	40
PSUs and RSUs granted under the Performance Share Unit Plan and Restricted Share Unit Plan for Local Employees in the Asia Pacific region may only be settled in cash.

18. RELATED PARTY TRANSACTIONS
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP and applies the equity method of accounting. The Company charges HMLP for construction and management services, and incurs costs for the use of HMLP’s pipeline systems, as well as transportation and storage services. Access fees and transportation and storage services are based on contractually agreed rates with HMLP.
The following table summarizes revenues and associated expenses related to HMLP:

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2026	2025	2026	2025
Revenues from Construction and Management Services	43	37	76	66
Transportation Expenses	70	69	135	137

19. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets and liabilities, accounts payable and accrued liabilities, lease liabilities, long-term debt, certain portions of other assets and certain portions of other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, certain portions of other assets and certain portions of other liabilities approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at June 30, 2026, the carrying value of Cenovus’s long-term debt was $8.6 billion and the fair value was $8.2 billion (December 31, 2025, carrying value – $11.0 billion; fair value – $10.6 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent market activity which may include equity transactions of the entity when available (Level 3).

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026
The following table provides a reconciliation of changes in the fair value of private equity investments held and classified as FVOCI during the period:

Total
As at December 31, 2025	193
Acquisitions	3
Changes in Fair Value	4
As at June 30, 2026	200
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), and other assets and other liabilities (for long-term positions). Changes in fair value are recorded in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of crude oil, condensate, refined product and natural gas futures; and renewable power, power and foreign exchange contracts. The Company may also enter into forwards, options and swaps to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined products and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity, extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).
The fair value of renewable power contracts is calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques.
Summary of Risk Management Positions

	June 30, 2026			December 31, 2025
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Condensate, Natural Gas and Refined Products	123	99	24	27	30	(3)
Power Contracts	5	—	5	2	—	2
Renewable Power Contracts	17	12	5	17	6	11
Foreign Exchange Rate Contracts	—	4	(4)	—	—	—
	145	115	30	46	36	10
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	June 30,	December 31,
As at	2026	2025
Level 2 – Prices Sourced From Observable Data or Market Corroboration	25	(1)
Level 3 – Prices Sourced From Partially Unobservable Data	5	11
	30	10
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2025	10
Change in Fair Value of Contracts in Place, Beginning of Year	1
Change in Fair Value of Contracts Entered Into During the Period	(74)
Fair Value of Contracts Realized During the Period	93
As at June 30, 2026	30

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026
C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2026	2025	2026	2025
Realized (Gain) Loss	83	(23)	93	(31)
Unrealized (Gain) Loss	(19)	(69)	(20)	(46)
(Gain) Loss on Risk Management	64	(92)	73	(77)
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

20. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates and commodity power prices, as well as credit risk and liquidity risk.
As at June 30, 2026, the fair value of risk management positions was a net asset of $30 million. As at June 30, 2026, there were foreign exchange contracts with a notional value of US$270 million and no interest rate contracts outstanding. As at December 31, 2025, there were no foreign exchange contracts or interest rate contracts outstanding.
Net Fair Value of Risk Management Positions

As at June 30, 2026	Notional Volumes (1) (2)	Terms	Weighted Average Price (2)	Fair Value Asset (Liability)
WTI Contracts Related to Blending (3)
WTI Fixed – Sell	9.5 MMbbls	July 2026 - December 2027	US$77.57/bbl	128
WTI Fixed – Buy	1.0 MMbbls	July 2026 - June 2027	US$74.25/bbl	(8)
Power Contracts				5
Renewable Power Contracts				5
Other Financial Positions (4)				(96)
Foreign Exchange Rate Contracts				(4)
Total Fair Value				30
(1)    Million barrels (“MMbbls”).
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    WTI futures contracts are used to help manage price exposure to condensate used for blending. Includes individual WTI contracts with varying terms, the longest of which is 18 months.
(4)    Includes risk management positions related to heavy oil, light oil and condensate differentials, benchmark delivery location spreads, Belvieu and heating oil fixed price contracts, natural gas basis and fixed price contracts, and reformulated blendstock for oxygenate blending gasoline contracts.
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at June 30, 2026	Sensitivity Range	Increase	Decrease
Crude Oil and Condensate Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	—	—
Crude Oil and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	4	(4)
WCS (Hardisty) Differential Price	± US$2.50/bbl Applied to WCS Differential Hedges Tied to Production	17	(17)
Refined Products Commodity Price	± US$15.00/bbl Applied to Heating Oil and Gasoline Hedges	(2)	2
Natural Gas Commodity Price	± US$0.50/Mcf (2) Applied to Natural Gas Hedges	1	(1)
Natural Gas Basis Price	± US$0.50/Mcf Applied to Natural Gas Basis Hedges	(2)	2
Power Commodity Price	± C$10.00/MWh (3) Applied to Power Hedges	37	(37)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	25	(29)
(1)Excluding Western Canadian Select at Hardisty (“WCS”).
(2)One thousand cubic feet (“Mcf”).
(3)One thousand kilowatts of electricity per hour (“MWh”).
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
As at June 30, 2026, approximately 82 percent (December 31, 2025 – 81 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 99 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.3 percent as at June 30, 2026 (December 31, 2025 – 0.3 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As disclosed in Note 12, over the long term, Cenovus targets a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at a WTI price of US$45.00 per barrel to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at June 30, 2026	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	6,019	—	—	—	6,019
Long-Term Debt (1)	396	2,256	1,391	9,143	13,186
Lease Liabilities (1)	527	885	659	2,580	4,651
(1)Principal and interest, including current portion, if applicable.

21. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	June 30,	December 31,
As at	2026	2025
Total Current Assets	11,976	9,890
Total Current Liabilities	7,354	6,314
Working Capital	4,622	3,576

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	26

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026
B) Changes in Non-Cash Working Capital

	Three Months Ended		Six Months Ended
For the periods ended June 30,	2026	2025	2026	2025
Accounts Receivable and Accrued Revenues	226	(270)	(962)	(365)
Income Tax Receivable	1	244	324	166
Inventories	(203)	280	(957)	440
Accounts Payable and Accrued Liabilities	(33)	543	275	2
Income Tax Payable	686	48	853	(282)
Total Change in Non-Cash Working Capital	677	845	(467)	(39)

Net Change in Non-Cash Working Capital – Operating Activities	689	923	(454)	62
Net Change in Non-Cash Working Capital – Investing Activities	(12)	(78)	(13)	(101)
Total Change in Non-Cash Working Capital	677	845	(467)	(39)
C) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Repurchase Agreements Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2024	—	—	173	7,534	2,927
Acquisition	—	—	—	12	—
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	66	—	—
Repayment of Long-Term Debt	—	—	—	(12)	—
Principal Repayment of Leases	—	—	—	—	(177)
Proceeds on Repurchase Agreements	—	330	—	—	—
Repayment of Repurchase Agreements	—	(102)	—	—	—
Dividends Paid	(701)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	(10)	—
Lease Additions	—	—	—	—	197
Base Dividends Declared on Common Shares	691	—	—	—	—
Dividends Declared on Preferred Shares	10	—	—	—	—
Exchange Rate Movements and Other	—	(13)	17	(283)	42
As at June 30, 2025	—	215	256	7,241	2,989

As at December 31, 2025	—	401	—	11,032	3,175
Changes From Financing Cash Flows:
Repayment of Long-Term Debt	—	—	—	(2,700)	—
Principal Repayment of Leases	—	—	—	—	(178)
Proceeds on Repurchase Agreements (1)	—	1,064	—	—	—
Repayment of Repurchase Agreements (1)	—	(934)	—	—	—
Dividends Paid	(790)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	11	—
Lease Additions	—	—	—	—	24
Lease Modifications	—	—	—	—	23
Base Dividends Declared on Common Shares	788	—	—	—	—
Dividends Declared on Preferred Shares	2	—	—	—	—
Exchange Rate Movements and Other	—	(16)	—	215	29
As at June 30, 2026	—	515	—	8,558	3,073
(1)Includes proceeds and repayments of $803 million and $673 million, respectively, that primarily relate to RINs.

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended June 30, 2026

22. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at June 30, 2026	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	1,336	2,651	2,777	3,399	3,123	33,758	47,044
Real Estate	33	66	66	69	71	474	779
Obligation to Fund HCML	52	97	56	44	42	61	352
Other Long-Term Commitments	448	195	158	122	121	496	1,540
Total Commitments	1,869	3,009	3,057	3,634	3,357	34,789	49,715
(1)Includes transportation commitments that are subject to regulatory approval or were approved but are not yet in service of $19.1 billion. Terms are up to 20 years on commencement.
(2)As at June 30, 2026, includes $1.7 billion related to transportation and storage commitments with HMLP.
There were outstanding letters of credit aggregating to $369 million (December 31, 2025 – $341 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

Cenovus Energy Inc. – Q2 2026 Interim Consolidated Financial Statements	28